# Nasdaq Regulation



Nasdaq

**William Slattery, CFA**
**Vice President**
Listing Qualifications

*By Electronic Mail*

December 22, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 21, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from Healthcare Services Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

**Units, each consisting of one share of Class A Common Stock, $0.0001 par value, and one-half of one redeemable Warrant**
**Class A Common Stock, par value $0.0001 per share, and**
**Redeemable Warrants, each whole Warrant exercisable for one share of Class A Common Stock, each at an exercise price of $11.50 per share**

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery

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